Seabridge Gold Inc.


                                 annual report
                                      2003




                    A high leverage perpetual option on gold

                               CORPORATE OVERVIEW


Seabridge Gold is designed to provide its shareholders with maximum leverage to a rising gold price. Over the past four years, when the gold price was low, Seabridge acquired 8.7 million ounces of gold resources in the measured and indicated categories plus an additional 6.8 million ounces in the inferred category, all in North America, including the multi-million ounce Courageous Lake deposit (see table - Gold Resources on page 3). Most recently, as the gold price has risen, Seabridge has "banked" more than 25 high grade gold exploration projects in Nevada. The aim is to continue adding gold resources through further acquisitions and exploration funded largely by partners.

Our research shows that Seabridge provides ownership of more gold resources per common share than any other public North American gold vehicle. Each Seabridge share represents an industry-leading 0.51 ounces of gold fully diluted. The Company's largest shareholder is Friedberg Mercantile Group, a prominent investment dealer and futures commission merchant.




                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                     --------------------------------------

                             Thursday, June 10, 2004
                                  4:30 p.m. EST
                                 The Albany Club
                               91 King Street East
                             Toronto, Canada M5C 1G3

                               SEABRIDGE GOLD INC.

                         REPORT TO SHAREHOLDERS FOR 2003


CREATING VALUE IN THE GOLD BUSINESS

Seabridge Gold's aim is to provide its shareholders with exceptional returns in a rising gold market. Achieving this aim requires a firm understanding of what creates value in the gold business.

Essentially, gold stocks are valued in two ways: the option method and the discounted cash flow method. The discounted cash flow method is more commonly accepted and is used by gold analysts to set price targets for stocks they recommend. In summary, it values a company based on the cash flow it is generating or can generate under certain assumptions. Unfortunately, this method rarely approximates market prices because investors also value gold resources in the ground which may not have defined economics or exploration potential; together, these factors represent the option value of a company. Thus, a gold company with no production but with a sizeable or growing resource may trade for a higher valuation than a producer with limited reserves and exploration potential.

Seabridge was launched to take advantage of the potential to add considerable option value at a low acquisition cost per ounce of gold resource. From 1999 through 2002, Seabridge successfully acquired eight projects containing an industry-leading 0.53 ounces of gold resources per fully diluted common share. Not surprisingly, as the gold price rose, Seabridge common shares climbed at a multiple of the gold price increase, reflecting the enhanced option value of the Company's portfolio. A bull market in gold began in early 2002. From January 1, 2002 to December 31, 2003 the gold price rose 51%, the TSX Gold Index increased 62% and Seabridge shares soared 1,225%.

Seabridge Gold's option value continues to provide excellent leverage to the gold price. But with gold now approximating US$400 per ounce, we believe we may now also have a considerable discounted cash flow value in Seabridge. The main objective for our Company for 2004 is to unlock this value by completing independent engineering studies which will define the economics of our largest project, Courageous Lake. Achieving this aim could considerably enhance the value of Seabridge independently of the gold price and make it easier for analysts and investors to value the Company, thus contributing to improved liquidity for our shares.

REVIEW OF 2003

In last year's annual report we identified four strategies we were pursuing to enhance shareholder value: acquiring new projects; upgrading resources on existing projects; exploring for our own account; and joint venturing with partners. Following is a review of our activities for each of these strategies.

ACQUISITIONS

Seabridge made no acquisitions in 2003. A number of projects were reviewed and offers were made but nothing could be purchased at an acceptable price to Seabridge. We continue to look for acquisition opportunities but we will not purchase a project which does not increase our gold per common share ratio.

UPGRADING RESOURCES

During 2003, Seabridge made considerable progress upgrading resources at two of its advanced projects, Courageous Lake and Red Mountain.

In late 2002, Seabridge engaged Hatch Inc., a leading independent consulting firm, to undertake a scoping study for Courageous Lake. During 2003, preliminary reports were completed on key mining and metallurgical issues relating to the project. The first of these reports concluded that a large-scale, open-pit operation provided the best potential to recover the known gold resource at Courageous Lake. The second report examined the project's gold to sulphur ratio, concluding that the data for Courageous Lake compares favorably with other operating refractory gold mines. The most recent report concluded from metallurgical test work conducted by SGS-Lakefield under the supervision of Hatch that the Courageous Lake's FAT deposit can produce a high-grade flotation concentrate that captures 93-94% of mill feed gold content at a relatively coarse grind. Hatch also estimated that a refractory process to treat this concentrate should ultimately recover 90-92% of mill feed gold content.

In January 2004, Seabridge authorized Hatch to upgrade capital and operating cost estimates in its Courageous Lake scoping study to pre-feasibility levels to better define the economics of the project. The completed study is now expected in July 2004.

During 2003, Steffen Robertson and Kirsten (Canada) Inc. ("SRK") completed an independent engineering study on Seabridge's Red Mountain gold project. The objectives of the SRK study were to build on previous project work to identify the best project development approach, and to assess the current economics of the project. The SRK study incorporated all categories of gold resource estimates (including inferred resources) because of their high degree of confidence that additional drilling could upgrade this material to the indicated category.

SRK's "base-case" analysis provides preliminary estimates of gold production totaling approximately 300,000 ounces over an eight year mine life, site operating costs at Cdn$68.46 per tonne and total capital costs at Cdn$61.8 million, exclusive of off-site owner's costs and working capital. SRK is now assessing alternate tailings dam locations and designs which they believe could result in a material decrease in the capital cost of the tailings facility.

The gold price assumption in the model was varied to determine the "break even" gold price for the project. At a 5% discount rate, the base case model indicates a break even project is achieved at a gold price of US$399/oz. Under SRK's base case analysis, life of mine cash operating costs average US$213 per ounce and total costs, inclusive of capital, average US$358 per ounce.

Sensitivity analyses were also run for these two scenarios; firstly a 50% increase in mineable tonnage, and secondly cost reductions of 15% for both capital and operating costs. At a 5% discount rate, the break even gold price was reduced from US$399/oz to US$350 and US$338, respectively. In its report, SRK has deemed the exploration potential at the project to be "excellent".

EXPLORATION

During the 2003 summer exploration program, Seabridge successfully identified 12 gold targets at Courageous Lake with characteristics similar to the existing multi-million ounce FAT deposit at the project. The Company also identified significant drill core from previous owners of these targets which had not been assayed. The drill core, an estimated 110,000 meters, was retained on the property but never evaluated for bulk mineable potential. From September through December of 2003, Seabridge conducted a program to evaluate and prioritize these 12 targets by sampling and assaying available core. The results from this program confirmed that nine of the 12 targets have the potential to host bulk mineable deposits similar to FAT. Of these nine targets, four have been consolidated into what is now called the Salmita Zone and five have been consolidated into what is now called the Tundra Zone.

A 10,000 metre core drill program will be conducted by Seabridge during 2004 that will focus on testing the Salmita and Tundra Zones as well as the potential strike extension of the FAT deposit and the FAT hanging wall zone.

JOINT VENTURES

Seabridge currently has exploration joint ventures underway at five of its projects, satisfying an objective set out in last year's report to shareholders. The Company's joint venture strategy is to fund higher risk exploration projects by farming out an interest in these projects in exchange for exploration expenditures and shares of the joint venture partner.

During 2004, Seabridge expects active exploration efforts to be conducted and funded by its partners at each of its joint venture projects. Romarco Minerals Inc. has commenced drilling at Seabridge's Hog Ranch project following completion of successful geophysical surveys during 2003. Quincy Resources Inc. is planning to proceed with a drill program on Seabridge's Quartz Mountain property in the 2nd quarter following detailed reinterpretation of past drilling results and geology. Castleworth Ventures will commence its third phase of exploration drilling at Seabridge's Clifford property following an intersect of bonanza gold grades earlier this year. Noranda Inc. will conduct a summer field program on Seabridge's Kerr-Sulphurets property to follow-up their successful reconnaissance work completed in the summer of 2003.

Also during 2003, Seabridge took the necessary steps to obtain a listing of its common shares on the American Stock Exchange. This listing should help to increase liquidity and broaden ownership of our equity in 2004.

OBJECTIVES FOR 2004

For the coming year, your Company has set the following goals to further enhance shareholder value:

o Maintain a ratio of at least 1/2 ounce of gold resources per fully diluted common share.

o Design a large-scale mining operation at Courageous Lake and define capital and operating costs to a pre-feasibility level. This work will enable analysts and investors to place a value on the Courageous Lake project using the discounted cash flow method.

o Find an additional one million ounces of gold resources from the Company's own exploration programs.

o Increase liquidity in Seabridge shares. In 2003, average daily trading volume was 43,000 shares. Our aim is to increase this number by 50% in 2004.

GOLD RESOURCES
The following table provides a breakdown of Seabridge's 100% owned gold resources by project:

--------------------------------------------------------------------------------------------------------------
                               MEASURED                      INDICATED                      INFERRED
                     ---------------------------    ---------------------------    ---------------------------
    PROJECT           Tonnes    Grade    Ounces     Tonnes     Grade    Ounces     Tonnes     Grade    Ounces
                     (000's)    (g/T)    (000's)    (000's)    (g/T)    (000's)    (000's)    (g/T)    (000's)
--------------------------------------------------------------------------------------------------------------
Courageous Lake        1,860     3.11        186     46,100     2.02      2,994     65,090     2.07     4,332
Grassy Mountain       11,790     1.79        680      3,740     3.07        369        120     0.90         4
Sulphurets                                           39,300     1.05      1,332     15,500     0.92       458
Kerr (1)                                             74,030     0.34        809     66,780     0.37       794
Quartz Mountain        3,480     0.98        110     54,330     0.91      1,591     44,800     0.72     1,043
Red Mountain           1,260     8.01        324        340     7.04         76        350     7.45        83
Castle/Black Rock      4,120     0.57         75      8,260     0.53        140      7,950     0.37        93
Hog Ranch                                             1,450     1.13         53        400     1.68        24
--------------------------------------------------------------------------------------------------------------
TOTAL                 22,510     1.90      1,375    227,550     1.01      7,364    200,990     1.06     6,831
--------------------------------------------------------------------------------------------------------------

(1) Excludes 1.2 billion pounds of copper in the drill-indicated resource category plus an additional 1.1 billion pounds of copper in the inferred resource category.

THE GOLD MARKET:
THE BULL HAS JUST BEGUN

As we write this, gold is trading in a range of US$390 to US$425 per ounce. Upward momentum has been temporarily lost in 2004 and many gold commentators have declared that the gold bull market is over.

We do not agree. In our view, the gold bull market has just begun and will carry the price much higher over the next several years, for five main reasons.

First, GOLD AND GOLD SHARES ARE HISTORICALLY UNDER OWNED. In our experience, a great many of the institutions and individuals who have invested in gold in the past have yet to enter the market. It would be very unusual for a bull market to have ended with almost no participation. As a percentage of financial assets, gold and gold shares remain near historic lows; the re-valuation of gold against other asset classes which has characterized past gold bull markets has not yet occurred, in large part because low cost credit expansion has maintained the relative value of other asset classes for now.

Second, 35 months into a dollar bear market, THE U.S. TRADE DEFICIT CONTINUES TO WORSEN. Asian countries have acted aggressively to weaken their currencies against the dollar, thus delaying the necessary rebalancing of trade through currency adjustments which have always been required in the past. The unprecedented competitive devaluation of major world currencies we predicted two years ago is now a fact, which leaves gold as the remaining currency without a central bank to weaken it. In our view, a currency without a country has never looked more attractive.

Third, central bankers and governments remain focused on THE DANGERS OF DEBT DEFLATION. Given the extraordinary growth in debt owed by households, corporations and governments, this concern is warranted. An economic slowdown or rising interest rates could precipitate a cascade of bankruptcies. But in a world of paper currencies, we believe the policy response by central banks of unlimited currency and credit expansion which has clearly been adopted globally, ensures an inflationary outcome and a higher price for gold, the one currency that cannot be created electronically. Commodity prices appear to be signaling that inflation is back and we are confident that the U.S. Federal Reserve and other central banks can be trusted to deliver an inflationary future at the expense of their currencies.

Fourth, in recent weeks GOLD HAS BEGUN TO DECOUPLE FROM THE EURO. Since 2001, gold and the Euro have tended to trade in parallel as substitutes for a weakening dollar. The gold bull market will become evident to all when it begins to outperform all other currencies. We may now be seeing this development,

Finally, THE GEOPOLITICAL SITUATION IS WORSENING. Global terrorism, violence in Israel and Iraq, rising anger in the Arab world, growing instability among major oil exporters such as Venezuela and increasing support for protectionism are working to undermine public confidence in financial markets and conventional stores of value. In an increasingly insecure world gold provides the ultimate financial security.


ON BEHALF OF THE BOARD OF DIRECTORS,

/s/ Rudi P. Fronk

Rudi P. Fronk
President and Chief Executive Officer
April 20, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is a discussion of the results of operations of Seabridge Gold Inc. for the years ended December 31, 2003, December 31, 2002 and December 31, 2001. During this period, there has been only one major change in accounting policies. In 2002, the Company began to record in the financial statements the fair value of stock options granted. As the Issuer has no revenue generating projects at this time, the ability of the Issuer to carry out its business plan rests with its ability to secure equity and other financings.

SUMMARY FINANCIAL INFORMATION

SUMMARY OPERATING RESULTS ($)                        2003             2002            2001
-------------------------------------  -------------------  ---------------  --------------
Interest income                                   107,000           86,000          24,000
Operating costs                                 1,103,000        1,710,000         380,000
Write off of mineral properties                   342,000            6,000               -
Loss                                            1,338,000        1,630,000         456,000
Loss per share                                       0.05             0.10            0.04

SUMMARY BALANCE SHEETS ($)                    2003              2002
-------------------------------------  ------------      ------------
Current assets                           4,223,000         3,893,000
Mineral interests                       16,635,000         9,018,000
Total assets                            22,869,000        14,143,000

Total shareholders' equity              19,154,000        12,052,000

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

The Net Loss for the year ended December 31, 2003 totaled $1,338,000, or $0.05 per share, compared to a net loss of $1,630,000, or $0.10 per share, for the year ended December 31, 2002. Interest income was higher in 2003 ($107,000 compared to $86,000 in 2002) as higher cash balances from funds received from convertible Notes and Private Placements were invested in short-term secure investments. The change in loss in 2003 was due to a number of factors. Management and consulting fees were higher in 2003 due to new personnel and the commencement of paying directors fees amounting to $49,000. In 2002 a greater number of stock options were granted resulting in stock option compensation expense amounting to $520,000 compared to $132,000 in the current year. Investor communications fees were reduced during 2003 at $171,000 compared to $234,000 in 2002. Professional fees were lower overall in 2003 at $136,000 compared to $163,000 in 2002 with lower legal and consulting fees due to lesser number of project acquisitions. Debenture interest was reduced in 2003 at $12,000 compared to $122,000 in 2002 as the second convertible debenture was converted into common shares of the Company in April 2003. In 2002, the Company recorded an exploration expense of $189,000 in connection with the Pacific Intermountain Gold Inc. acquisition. In 2003, the Company wrote off the Tobin Basin project in Nevada amounting to $342,000 due to unsuccessful exploration results.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

The Net Loss for the year ended December 31, 2002 totaled $1,630,000, or $0.10 per share, compared to a net loss of $456,000, or $0.04 per share, for the year ended December 31, 2001. Interest income was higher in 2002 ($86,000 compared to $24,000 in 2001) as higher cash balances from funds received from convertible Notes and Private Placements were invested in short-term secure investments. The increased loss was due to: higher Management and consulting fees ($397,000 compared to $189,000) as a new Vice-President of Exploration was hired and fees were paid to the Chairman; the expensing of the value of stock options granted as Stock option compensation amounting to $520,000 compared to zero in the prior year in compliance with the new CICA accounting policy; increased Investor communications fees ($234,000 compared to $109,000) as investor awareness activities were emphasized, including presentations in both Canada and the United States; increased Professional fees ($163,000 compared to $58,000) for legal fees related to increased business activities, the Company's name change during the year and filing fees in the U.S.A.; and Debenture interest increased by $113,000 with the financing secured in November 2001 and April 2002. In 2002, the Company also recorded an exploration expense of $189,000, compared to zero in the prior year, in connection with Pacific Intermountain Gold Inc.

QUARTERLY INFORMATION

Selected financial information for each of the last eight quarters ending December 31, 2003 is as follows (unaudited):

------------------------------------------------------------------------------------------------------
                        4th Quarter Ended   3rd Quarter Ended    2nd Quarter Ended   1st Quarter Ended
                        December 31, 2003   September 30, 2003     June 30, 2003       March 31, 2003
------------------------------------------------------------------------------------------------------
(a)  Revenue             $        Nil         $       Nil          $        Nil         $       Nil
(b)  Loss for period     $     649,000        $    245,000         $     231,000        $    213,000
(c)  Loss per share      $        0.02        $       0.01         $        0.01        $      0.01
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
                        4th Quarter Ended   3rd Quarter Ended    2nd Quarter Ended   1st Quarter Ended
                        December 31, 2002   September 30, 2002     June 30, 2002       March 31, 2002
------------------------------------------------------------------------------------------------------
(a)  Revenue             $        Nil         $       Nil          $        Nil         $       Nil
(b)  Loss for period     $     538,000        $    671,000         $     267,000        $    154,000
(c)  Loss per share      $        0.02        $       0.04         $        0.03        $      0.01
------------------------------------------------------------------------------------------------------

The loss in the fourth quarter of 2003 was higher than previous quarters due to the write off of the Tobin Basin exploration project which amounted to $342,000.

LIQUIDITY AND CAPITAL RESOURCES

The ability of the Company to successfully acquire additional advanced-stage gold projects is conditional on its ability to secure financing when required. The Company proposes to meet any additional financing requirements through the exercise of outstanding warrants, or arranging other forms of equity financing. In light of the continually changing financial markets, there is no assurance that new funding will be available at the times required or desired by the Company.

YEAR ENDED DECEMBER 31, 2003

The Company's working capital position, at December 31, 2003, was $1,889,000 a decrease of $1,930,000 compared to $3,819,000 at the prior year end. Included in working capital, in 2003, was $1,526,000 in cash from flow-through share financings which will be used in 2004 for exploration at the Courageous Lake property. Included in accounts payable at December 31, 2003 was an amount of US$1,500,000 (CDN$1,949,750) due under the terms of the acquisition agreement to the former owners of the Courageous Lake property as the price of gold reached US$400 in December 2003. In April 2004, the Company announced that it had secured an additional equity financing of $5.4 million which should provide required funds for the Company's activities through year 2005.

Cash and short-term deposits at December 31, 2003 were $2,443,000 down from $3,624,000 at December 31, 2002. In addition to the stated cash and short-term deposits, the Company had $1,526,000 in cash from flow-through share financings which will be used in 2004 for exploration at the Courageous Lake property. Operations activities used $816,000 in 2003 compared to $982,000 in the prior year due to lower overall cash operating expenditures in 2003. Cash expenditures on Mineral Interests were $5,523,000 comparable to the $5,855,000 cash expenditures in 2002. The major property expenditures in 2003 were for the Courageous Lake acquisition and exploration, the Grassy Mountain acquisition and for the PIGCO/Thunder Mountain properties. As part of the Grassy Mountain acquisition, an investment in shares of a private exploration company was made for US$500,000 (CDN$749,450). The private company subsequently merged with another private exploration company and it is expected that the resulting company will become public during 2004. Financing activities in 2003 included equity issuances including warrant and option exercises that provided cash of $7,467,000 similar to the $7,278,000 in 2002. The financing sources included a private placement, two flow-through private placements, and option and warrant exercises. In addition, the $800,000 convertible debenture, which was outstanding at December 31, 2002, was converted along with interest due thereon into common shares of the Company in April 2003.

YEAR ENDED DECEMBER 31, 2002

The Company's working capital position, at December 31, 2002, was $3,819,000. Cash and short-term deposits were $3,624,000. Operations used $982,000 in 2002 compared to $276,000 in the prior year as expenses increased and the Company also paid out prior year payables. Investments were made on Mineral Interests expenditures of $5,855,000 up from $1,047,000 as the Company acquired new projects including Courageous Lake, the PIGCO/Thunder Mountain properties as well as smaller ones and commenced exploration thereon. Liabilities and Minority interest decreased to $2,091,000 as the Convertible debenture of $2 million owed at the end of 2001 was converted into common shares and an additional $800,000 was secured in 2002. In addition, a minority interest was recorded on the incorporation of the new subsidiary Pacific Intermountain Gold Inc. Financing Activities provided cash of $7,278,000 from the issuance of common shares including private placements and the exercise of options and warrants and $800,000 from the issuance of a convertible debenture.

The private placement of 3,200,000 Units closed in 2002 at a price of $1.70 per unit. Each unit consisted of 1 common share and 1/2 of a common share purchase warrant exercisable for one year at $1.90. The financing was arranged to pay the up-front cash costs associated with the acquisition of the Courageous Lake gold project. Also during the year ended December 31, 2002, the Company arranged a second convertible debenture financing for $800,000 to Pan Atlantic Bank and Trust Ltd. The debenture paid interest at 5% per year and, at the option of the holder, was convertible into common shares of the Company at the exercise price of $0.80 for the first two years, $0.90 for the third year and $1.00 per share in the fourth year. Interest for the first two years was to be accrued and added to the principal amount. The Company had the option to force conversion of the debenture into common shares if certain share price and trading volume thresholds were met. In April 2003, this conversion was implemented and the Company issued 1,051,272 common shares for the debenture and accrued interest.

YEAR ENDED DECEMBER 31, 2001

Cash used by operating activities totaled $276,000. Financing Activities provided $2,991,000 in cash, as Issuance of Share Capital provided $991,000 and Issuance of Convertible Debentures provided $2,000,000. Investing Activities used $1,276,000 in cash, as Investment in Mineral Interests used $1,047,000, Investment in Capital Assets used $3,000, and the Kerr-Sulphurets Reclamation Bond used $225,000.

During the year ended December 31, 2001, the Company closed a private placement of $2.0 million of convertible debentures to Pan Atlantic Bank and Trust Ltd. The debentures had a 4-year term, bore interest at the rate of 5% per year and, at the option of the holder, were convertible into Seabridge common shares at an exercise price of $0.75 per share. The Company also had the option to force conversion of the debentures into common shares if certain share price and trading volume requirements are met. Interest for the first two years was accrued and added to the principal. The conversion was undertaken in November 2002 with the issuance of 2,803,380 common shares for the debenture and accrued interest.

The Company also issued 1,296,666 common shares during the year ended December 31, 2001 pursuant to the exercise of common stock purchase warrants for proceeds of $778,000; issued 591,667 common shares for the exercise of stock options for proceeds of $213,000; and issued 1,000,000 common shares for mineral properties at a deemed value of $750,000.

CONTRACTUAL OBLIGATIONS ($,000)                      Payments due by period
-----------------------------------   ---------------------------------------------------
                                        Total    2004    2005-7    2008-9    After 2009
-----------------------------------   ---------------------------------------------------
Mineral interests                       8,195     858     3,512     2,539         1,286
Reclamation liabilities                 1,189       -         -         -         1,189
                                      ---------------------------------------------------
                                        9,384     858     3,512     2,539         2,475
                                      ---------------------------------------------------

RISKS AND UNCERTAINTIES

EXPLORATION AND DEVELOPMENT RISKS

The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of the Company's properties have a known body of commercial ore. The mineral resource estimates set out herein are not mineral reserves and do not have demonstrated economic viability. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation.

FINANCING RISKS

The Company has limited financial resources, has no operating cash flow and has no assurance that sufficient funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties. The Company will require additional financing if ongoing exploration of its properties is warranted.

MINERAL INTERESTS

Mineral interests represent the capitalized expenditures related to the exploration and development of mineral properties. Upon commencement of commercial production, all related capital expenditures for any given mining interest are amortized over the estimated economic life of the property. If a property is abandoned or deemed economically unfeasible, the related project balances are written off.

Canadian GAAP allows alternate treatment of mineral rights with respect to balance sheet classification. CICA Handbook Section 1581 Business Combinations defines such assets as intangible assets while CICA Handbook Section 3061 defines acquired mineral rights as property, plant and equipment. In the United States, the Securities and Exchange Commission has interpreted FASB 141 Business Combinations, which is consistent with CICA HB 1581, in such a way that under U.S. GAAP mineral rights are classified as intangible assets. The issue has been referred to the Emerging Issues Task Force ("EITF") for its consideration. There can be no certainty as to the conclusions that will be reached under US GAAP, nor as to whether Canadian GAAP will continue to allow alternate treatments. Historically the Company has classified such assets, less the related accumulated depreciation, depletion and amortization, as "Mining Interests" on its consolidated balance sheet. The Company continues to believe this to be the appropriate classification under Canadian GAAP. The impact of this alternate treatment is set out in Note 11 to the consolidated financial statements.

Exploration expenses incurred to the date of establishing that a property has mineral resources with the potential of being economically recoverable are charged against earnings. Exploration and development costs incurred subsequent to this date are capitalized until such time as the projects are brought into production or are deemed economically unfeasible. All administrative costs that do not directly relate to specific exploration and development activity are expensed as incurred. Interest costs are not capitalized until the decision to develop a property is made.

CHANGES IN CANADIAN ACCOUNTING RECOMMENDATIONS

ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

In March 2003, the CICA issued Section 3110, "Accounting for Asset Retirement Obligations." Under this Section, the Company records the full amount of any obligation associated with the asset retirement, such as the reclamation associated with the end of a mine's life, as a liability. At the same time, a corresponding asset is recorded which is depreciated over the life of the asset. The Company is required to adopt Section 3110 on January 1, 2004 The Company has determined that the impact of implementation of these guidelines on its 2004 consolidated financial statements will not be material.


MANAGEMENT'S REPORT

The management of Seabridge Gold Inc. is responsible for the preparation of the consolidated financial statements as well as the financial and other information contained in the annual report. Management maintains an internal control system in order to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts determined in accordance with estimates and judgments made by management. KPMG LLP, the external auditors, express their opinion on the consolidated financial statements in the annual report.

The Board of Directors, through the Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.

The financial statements of the Company have been approved by the Board of Directors.

/s/ Rudi P. Fronk

Rudi P. Fronk
President and Chief Executive Officer
April 20, 2004


AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Seabridge Gold Inc. as at December 31, 2003 and 2002 the consolidated statements of operations and deficit and cash flows for each of the years in the two year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the two year period then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements for the year ended December 31, 2001 were audited by other auditors, who expressed an opinion without reservation on those statements in their report, dated April 12, 2002.

/s/ KPMG LLP

Chartered Accountants
Toronto, Canada
April 12, 2004

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002
(IN CANADIAN DOLLARS)
----------------------------------------------------------------------------------------
                                                                 2003             2002
----------------------------------------------------------------------------------------
                                          ASSETS
CURRENT ASSETS
  Cash and cash equivalents                              $  1,551,999     $    880,098
  Cash for exploration expenditures (Note 7)                1,526,600                -
  Short-term deposits                                         890,900        2,743,430
  Accounts receivable                                         133,786          208,980
  Marketable securities                                       115,100           50,000
  Prepaid expenses                                              4,563           10,001
----------------------------------------------------------------------------------------
                                                            4,222,948        3,892,509

MINERAL INTERESTS (Note 3)                                 16,634,873        9,018,370

INVESTMENT (Note 3(b))                                        749,450                -

RECLAMATION DEPOSITS (Note 4)                               1,225,000        1,225,000

CAPITAL ASSETS                                                 36,586            7,174
----------------------------------------------------------------------------------------
                                                         $ 22,868,857     $ 14,143,053
========================================================================================
                                       LIABILITIES
CURRENT LIABILITIES
  Accounts payable and accruals                          $    392,640     $     73,381
  Due to vendors - Courageous Lake property (Note 3)        1,944,750                -
----------------------------------------------------------------------------------------
                                                            2,337,390           73,381

CONVERTIBLE DEBENTURES AND ACCRUED INTEREST (Note 5)                -          828,831

PROVISIONS FOR RECLAMATION LIABILITIES (Note 4)             1,189,289        1,000,000

MINORITY INTEREST (Note 6)                                    188,644          188,644
----------------------------------------------------------------------------------------
                                                            3,715,323        2,090,856
----------------------------------------------------------------------------------------
                              SHAREHOLDERS' EQUITY (Note 7)
SHARE CAPITAL                                              34,470,262       25,954,624
STOCK OPTIONS                                                 609,941          520,320
SHARE PURCHASE WARRANTS                                       179,375          364,525
CONTRIBUTED SURPLUS                                            19,500                -

DEFICIT                                                   (16,125,544)     (14,787,272)
----------------------------------------------------------------------------------------
                                                           19,153,534       12,052,197
----------------------------------------------------------------------------------------
COMMITMENTS (Note 3 and 7(a))                            $ 22,868,857     $ 14,143,053
========================================================================================

See accompanying notes to consolidated financial statements


ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Rudi P. Fronk               /s/ James S. Anthony

Rudi P. Fronk                   James S. Anthony
Director                        Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
------------------------------------------------------------------------------------------------------
                                                                 2003            2002            2001
------------------------------------------------------------------------------------------------------
ADMINISTRATIVE AND GENERAL EXPENSES
  Management and consulting fees                         $    533,378    $    396,917    $    189,141
  Stock option compensation (Note 7)                          131,571         520,320               -
  Investor communications                                     170,611         233,575         108,797
  Professional fees                                           136,420         163,077          57,702
  Rent and office services                                    118,965         118,963         113,780
  Amortization                                                  2,941           1,728           1,728
------------------------------------------------------------------------------------------------------
                                                            1,093,886       1,434,580         471,148
------------------------------------------------------------------------------------------------------
  Interest income                                            (107,165)        (85,836)        (23,840)
  Foreign currency translation                                 (2,787)        (35,562)              -
  Interest expense - debentures                                12,187         122,325           9,041
  Pacific Intermountain Gold exploration (Note 6)                   -         188,644               -
  Write-off of mineral property (Note 3)                      342,151           6,099               -
------------------------------------------------------------------------------------------------------
LOSS FOR YEAR                                               1,338,272       1,630,250         456,349

DEFICIT, BEGINNING OF YEAR                                 14,787,272      13,157,022      12,700,673
------------------------------------------------------------------------------------------------------
DEFICIT, END OF YEAR                                     $ 16,125,544    $ 14,787,272    $ 13,157,022
======================================================================================================
LOSS PER SHARE - basic and diluted                       $       0.05    $       0.10    $       0.04
======================================================================================================
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING              26,190,960      16,212,000      12,600,000
======================================================================================================

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
------------------------------------------------------------------------------------------------------
                                                                 2003            2002            2001
------------------------------------------------------------------------------------------------------
CASH PROVIDED FROM (USED FOR) OPERATIONS
  Loss for year                                          $ (1,338,272)   $ (1,630,250)   $   (456,349)
  Items not involving cash
    Interest expense - debentures                              12,187         122,325           9,041
    Stock option compensation                                 131,571         520,320               -
    Pacific Intermountain Gold exploration                          -         188,644               -
    Amortization                                                2,941           1,728           1,728
    Write-off of Mineral property                             342,151           6,099               -
  Changes in non-cash working capital items
    (Increase) Decrease in accounts receivable                (50,833)        (49,100)        (11,353)
    (Increase) Decrease in prepaid expenses                     5,438           3,688          11,065
    Increase (Decrease) in accounts payable and accruals       78,611        (145,723)        169,535
------------------------------------------------------------------------------------------------------
                                                             (816,206)       (982,269)       (276,333)
------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Mineral interests                                        (5,522,671)     (5,854,645)     (1,047,291)
  Short-term deposits                                       1,852,530      (2,743,430)              -
  Investment in exploration company (Note 3(b))              (749,450)              -               -
  Reclamation deposits                                              -               -        (225,000)
  Capital assets                                              (32,722)         (2,476)         (3,272)
------------------------------------------------------------------------------------------------------
                                                           (4,452,313)     (8,600,551)     (1,275,563)
------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Issue of share capital and warrants                       7,467,020       7,278,168         990,600
  Convertible debentures                                            -         800,000       2,000,000
------------------------------------------------------------------------------------------------------
                                                            7,467,020       8,078,168       2,990,600
------------------------------------------------------------------------------------------------------
NET CASH PROVIDED (USED)                                    2,198,501      (1,504,652)      1,438,704

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                  880,098       2,384,750         946,046
------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                   $  3,078,599    $    880,098    $  2,384,750
======================================================================================================
CASH AND CASH EQUIVALENTS, END OF YEAR:
  Cash and cash equivalents                              $  1,551,999    $    880,098    $  2,384,750
  Cash for exploration expenditures                         1,526,600               -               -
------------------------------------------------------------------------------------------------------
                                                         $  3,078,599    $    880,098    $  2,384,750
======================================================================================================
SUPPLEMENTAL INFORMATION:
  Interest income                                        $    107,165    $     85,836    $     23,840
======================================================================================================
  Interest expense                                       $          -    $          -    $          -
======================================================================================================

See accompanying notes to consolidated financial statements

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
(IN CANADIAN DOLLARS, EXCEPT WHERE NOTED)
--------------------------------------------------------------------------------

1.   NATURE OF OPERATIONS

     The Company is engaged in the acquisition, exploration and development of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage. The ability of the Company to carry out its business plan rests with its ability to secure equity and other financings.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. ("GAAP").

     The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

     a)   PRINCIPLES OF CONSOLIDATION

          These consolidated financial statements include the accounts of Seabridge Gold Inc. and its wholly-owned subsidiaries, Seabridge Gold Corp., a company incorporated under the laws of the State of Nevada, USA and 5073 N.W.T. Limited, a company incorporated under the laws of the Northwest Territories of Canada; and its 75% ownership of Pacific Intermountain Gold Inc. ("PIGCO"), a company incorporated under the laws of the State of Nevada, USA. All significant inter-company transactions and balances have been eliminated.

     b)   MINERAL INTERESTS

          Direct property acquisition costs, holding costs, field exploration and field supervisory costs relating to specific properties are deferred until the properties are brought into production, at which time, they will be amortized on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. The recovery of costs of mining claims and deferred exploration is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development and future profitable production or proceeds from disposition of such properties.

          In March 2002, the Emerging Issues Committee of the CICA issued EIC-126 - "Accounting by Mining Enterprises for Exploration Costs" which interprets how Accounting Guideline No. 11 entitled Enterprises in the Development Stage - (AcG 11) affects mining companies with respect to the deferral of exploration costs. EIC-126 refers to CICA Handbook Section 3061 "Property, Plant and Equipment", paragraph .21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the Committee's consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG-11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the Committee's consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG-11 and CICA Handbook sections relating to long-lived assets in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required. Any resulting write-downs are charged to the statement of operations.

          The Company considers that exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs. Furthermore, pursuant to EIC-126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11 exist.

          AcG 11 also provides guidance on measuring impairment of when pre-operating costs have been deferred. While this guidance is applicable, its application did not result in impairment.

     c)   STOCK-BASED COMPENSATION

          The Company applies the fair value method for stock-based compensation and other stock-based payments. Options are valued using the Black Scholes option-pricing model. The resulting value is charged against income over the vesting period of the option.

     d)   CAPITAL ASSETS

          Capital assets are carried at cost less accumulated amortization. Amortization is provided using the straight-line method at an annual rate of 20% from the date of acquisition.

     e)   CASH AND SHORT-TERM DEPOSITS

          Cash and short-term investments consist of balances with banks and investments in money market instruments. These investments are carried at cost, which approximates market. Cash and cash equivalents consist of investments with maturities of up to 90 days at the date of purchase. Short-term deposits consist of investments with maturities greater than 90 days at the date of purchase.

     f)   MARKETABLE SECURITIES

          Short-term investments in marketable securities are recorded at the lower of cost or market value. The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss. The securities are valued at cost. The market value of the marketable securities holdings at December 31, 2003 was significantly in excess of cost.

     g)   INVESTMENTS

          Investments in companies where the Company does not have significant influence are carried at cost.

     h)   FLOW-THROUGH SHARES

          The Company financed a portion of its exploration and development activities through the issue of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. Share capital is reduced and future income tax liabilities are increased by the estimated income tax benefits renounced by the Company to the subscribers, except to the extent that the Company has unrecorded loss carry forwards and tax pools in excess of book value available for deduction when share capital is reduced and a future income tax recovery is recorded.

     i)   TRANSLATION OF FOREIGN CURRENCIES

          The functional currency of the Company and its subsidiaries is considered to be the Canadian dollar. Exchange gains and losses on foreign currency transactions and foreign currency denominated balances are included in earnings in the current year.

     j)   INCOME TAXES

          The Company accounts for income taxes using the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates enacted is included in operations in the period in which the change is enacted or substantially enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

     k)   LOSS PER SHARE

          Loss per share of common stock is computed based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted loss per share.

     l)   USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported year. The most significant estimates relate to the carrying values of exploration properties, amortization rates and accrued liabilities and contingencies. Actual results could be materially different from those estimates.

3.   MINERAL INTERESTS

     Expenditures made on account of mineral interests by the Company were as follows:

                                                                   2003
                                                         --------------------------
                                              BALANCE,                  RECOVERIES/            BALANCE,
     PROPERTY AND EXPENSE            DECEMBER 31, 2002   EXPENDITURES    WRITE-OFFS   DECEMBER 31, 2003
     --------------------------------------------------------------------------------------------------
     CASTLE BLACK ROCK
     Acquisition costs               $         140,426   $          -   $        -    $         140,426
     Deferred exploration                      101,910         35,231            -              137,141
     --------------------------------------------------------------------------------------------------
                                               242,336         35,231            -              277,567
     --------------------------------------------------------------------------------------------------
     GRASSY MOUNTAIN
     Acquisition costs                       1,172,670      1,088,629            -            2,261,299
     Deferred exploration                      363,268        127,517            -              490,785
     --------------------------------------------------------------------------------------------------
                                             1,535,938      1,216,146            -            2,752,084
     --------------------------------------------------------------------------------------------------
     HOG RANCH
     Acquisition costs                         540,838              -      (52,000)             488,838
     Deferred exploration                      553,581          9,639            -              563,220
     --------------------------------------------------------------------------------------------------
                                             1,094,419          9,639      (52,000)           1,052,058
     --------------------------------------------------------------------------------------------------
     KERR-SULPHURETS
     Acquisition costs                         465,542              -            -              465,542
     Deferred exploration                       43,673         15,000            -               58,673
     --------------------------------------------------------------------------------------------------
                                               509,215         15,000            -              524,215
     --------------------------------------------------------------------------------------------------
     QUARTZ MOUNTAIN
     Acquisition costs                         370,239              -      (13,100)             357,139
     Deferred exploration                       82,732          2,616            -               85,348
     --------------------------------------------------------------------------------------------------
                                               452,971          2,616      (13,100)             442,487
     --------------------------------------------------------------------------------------------------
     RED MOUNTAIN
     Acquisition costs                          82,090              -            -               82,090
     Deferred exploration                       76,431        268,260            -              344,691
     --------------------------------------------------------------------------------------------------
                                               158,521        268,260            -              426,781
     --------------------------------------------------------------------------------------------------
     COURAGEOUS LAKE
     Acquisition costs                       3,949,457      4,202,848            -            8,152,305
     Deferred exploration                      141,251      1,567,442            -            1,708,693
     --------------------------------------------------------------------------------------------------
                                             4,090,708      5,770,290            -            9,860,998
     --------------------------------------------------------------------------------------------------
     PACIFIC INTERMOUNTAIN GOLD INC.
     Acquisition costs                         137,461              -            -              137,461
     Deferred exploration                      432,299        617,594            -            1,049,893
     --------------------------------------------------------------------------------------------------
                                               569,760        617,594            -            1,187,354
     --------------------------------------------------------------------------------------------------
     OTHER NEVADA PROJECTS
     Acquisition costs                         132,354              -     (112,354)              20,000
     Deferred exploration                      232,148         88,978     (229,797)              91,329
     --------------------------------------------------------------------------------------------------
                                               364,502         88,979     (342,151)             111,329
     --------------------------------------------------------------------------------------------------
     TOTAL
     Acquisition costs                       6,991,077      5,291,477     (177,454)          12,105,100
     Deferred exploration                    2,027,293      2,732,277     (229,797)           4,529,773
     --------------------------------------------------------------------------------------------------
     TOTAL MINERAL INTERESTS         $       9,018,370   $  8,023,754   $ (407,251)   $      16,634,873
     ==================================================================================================

                                                                   2002
                                              BALANCE,   -------------------------             BALANCE,
     PROPERTY AND EXPENSE            DECEMBER 31, 2001   EXPENDITURES   RECOVERIES    DECEMBER 31, 2002
     --------------------------------------------------------------------------------------------------
     CASTLE BLACK ROCK
     Acquisition costs               $          90,575   $     49,851   $        -    $         140,426
     Deferred exploration                      101,910              -            -              101,910
     --------------------------------------------------------------------------------------------------
                                               192,485         49,851            -              242,336
     --------------------------------------------------------------------------------------------------
     GRASSY MOUNTAIN
     Acquisition costs                         601,810        570,860            -            1,172,670
     Deferred exploration                      274,631         88,637            -              363,268
     --------------------------------------------------------------------------------------------------
                                               876,441        659,497            -            1,535,938
     --------------------------------------------------------------------------------------------------
     HOG RANCH
     Acquisition costs                         499,233         41,605            -              540,838
     Deferred exploration                      530,676         22,905            -              553,581
     --------------------------------------------------------------------------------------------------
                                             1,029,909         64,510            -            1,094,419
     --------------------------------------------------------------------------------------------------
     KERR-SULPHURETS
     Acquisition costs                         447,100         18,442            -              465,542
     Deferred exploration                       14,047         29,626            -               43,673
     --------------------------------------------------------------------------------------------------
                                               461,147         48,068            -              509,215
     --------------------------------------------------------------------------------------------------
     QUARTZ MOUNTAIN
     Acquisition costs                         350,225         20,014            -              370,239
     Deferred exploration                       30,075         52,657            -               82,732
     --------------------------------------------------------------------------------------------------
                                               380,300         72,671            -              452,971
     --------------------------------------------------------------------------------------------------
     RED MOUNTAIN
     Acquisition costs                          28,000         54,090            -               82,090
     Deferred exploration                        3,117         73,314            -               76,431
     --------------------------------------------------------------------------------------------------
                                                31,117        127,404            -              158,521
     --------------------------------------------------------------------------------------------------
     COURAGEOUS LAKE
     Acquisition costs                               -      3,949,457            -            3,949,457
     Deferred exploration                            -        141,251            -              141,251
     --------------------------------------------------------------------------------------------------
                                                     -      4,090,708            -            4,090,708
     --------------------------------------------------------------------------------------------------
     PACIFIC INTERMOUNTAIN GOLD
     INC.
     Acquisition costs                               -        227,461      (90,000)             137,461
     Deferred exploration                            -        432,299            -              432,299
     --------------------------------------------------------------------------------------------------
                                                     -        659,760      (90,000)             569,760
     --------------------------------------------------------------------------------------------------
     OTHER NEVADA PROJECTS
     Acquisition costs                           6,099        126,255            -              132,354
     Deferred exploration                            -        232,148            -              232,148
     --------------------------------------------------------------------------------------------------
                                                 6,099        358,403            -              364,502
     --------------------------------------------------------------------------------------------------
     TOTAL
     Acquisition costs                       2,023,042      5,058,035      (90,000)           6,991,077
     Deferred exploration                      954,456      1,072,837            -            2,027,293
     --------------------------------------------------------------------------------------------------
     TOTAL MINERAL INTERESTS         $       2,977,498   $  6,130,872   $  (90,000)   $       9,018,370
     ==================================================================================================


                                                                   2001
                                              BALANCE,   -------------------------             BALANCE,
     PROPERTY AND EXPENSE            DECEMBER 31, 2000   EXPENDITURES   RECOVERIES    DECEMBER 31, 2001
     --------------------------------------------------------------------------------------------------
     CASTLE BLACK ROCK
     Acquisition costs               $          49,713   $     40,862   $        -    $          90,575
     Deferred exploration                       88,554         13,356            -              101,910
     --------------------------------------------------------------------------------------------------
                                               138,267         54,218            -              192,485
     --------------------------------------------------------------------------------------------------
     GRASSY MOUNTAIN
     Acquisition costs                         443,492        158,318            -              601,810
     Deferred exploration                      197,190         77,441            -              274,631
     --------------------------------------------------------------------------------------------------
                                               640,682        235,759            -              876,441
     --------------------------------------------------------------------------------------------------
     HOG RANCH
     Acquisition costs                          67,500        431,733            -              499,233
     Deferred exploration                       49,159        481,517            -              530,676
     --------------------------------------------------------------------------------------------------
                                               116,659        913,250            -            1,029,909
     --------------------------------------------------------------------------------------------------
     KERR-SULPHURETS
     Acquisition costs                               -        447,100            -              447,100
     Deferred exploration                            -         14,047            -               14,047
     --------------------------------------------------------------------------------------------------
                                                     -        461,147            -              461,147
     --------------------------------------------------------------------------------------------------
     QUARTZ MOUNTAIN
     Acquisition costs                               -        350,225            -              350,225
     Deferred exploration                            -         30,075            -               30,075
     --------------------------------------------------------------------------------------------------
                                                     -        380.300            -              380,300
     --------------------------------------------------------------------------------------------------
     RED MOUNTAIN
     Acquisition costs                               -         28,000            -               28,000
     Deferred exploration                            -          3,117            -                3,117
     --------------------------------------------------------------------------------------------------
                                                     -         31,117            -               31,117
     --------------------------------------------------------------------------------------------------
     OTHER NEVADA PROJECTS                       6,099              -            -                6,099
     --------------------------------------------------------------------------------------------------
     TOTAL
     Acquisition costs                         566,804      1,456,238            -            2,023,042
     Deferred exploration                      334,903        619,553            -              954,456
     --------------------------------------------------------------------------------------------------
     TOTAL MINERAL INTERESTS         $         901,707   $  2,075,791   $        -   $        2,977,498
     ==================================================================================================

     a)   CASTLE BLACK ROCK
          The Company entered into a mining lease agreement dated August 15, 2000, and amended on August 1, 2001, with respect to mineral claims located in Esmeralda County, Nevada, USA. In 2002, the Company paid US$17,500 and in 2003, US$25,000 in advance royalties and is required to pay further advance royalties of US$25,000 each August 15 thereafter and to pay a production royalty, varying with the price of gold, of 3% to 5%, and a 3.5% royalty on gross proceeds from other metals produced. The Company has the right to purchase 50% of the production royalty for US$1.8 million.

     b)   GRASSY MOUNTAIN
          In 2000, the Company acquired an option on a 100% interest in mineral claims located in Malheur County, Oregon, USA. During 2002, the Company paid US$50,000 in option payments. On December 23, 2002, the agreement was amended and the Company made a further option payment of US$300,000 and in March 2003 acquired the property for a payment of US$600,000. As part of the acquisition of the Grassy Mountain property, the Company acquired one million shares of a U.S. based private exploration company at US$0.50 per share which represented approximately 6.9% of the private company's issued and outstanding shares. Subsequently, the private company was merged with Atlas Precious Metals Inc. ("APMI"). On the merger, the Company's one million shares of the private company were converted into 1,200,000 common shares of APMI representing approximately 5.7% of APMI's issued and outstanding shares.

     c)   HOG RANCH
          In 2000, the Company entered into a mining lease agreement for mineral claims located in Washoe County, Nevada. Advance royalties are payable as to US$10,000 on November 15, 2004; US$12,500 on November 15, 2005;
          US$15,000 on November 15, 2006; US$17,500 on November 15, 2007;
          US$20,000 on November 15, 2008 and each November 15 thereafter. A production royalty is payable varying with the price of gold, ranging from 3% to 5%, and a 3.5% royalty on the gross proceeds from other metals. 40% of the production royalty may be purchased for US$2 million. In August 2003, The Company optioned a 60% interest in the Hog Ranch project in Nevada, USA to Romarco Minerals Inc. The terms of the agreement require Romarco to incur US$2.5 million in exploration and issue 1.5 million of its shares in stages by December 2007. Romarco can earn a further 5% interest by funding a feasibility study. In 2003, the Company received the first payment of 200,000 shares of Romarco valued at $52,000 which amount was shown as a recovery of mineral interests and the investment is included in marketable securities on the balance sheet.

     d)   KERR-SULPHURETS
          In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to a maximum aggregate of royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

          In 2002, the Company optioned the property to Noranda Inc. which can earn a 50% interest by spending $6 million on exploration within 6 years. Noranda can earn a further 15% by funding all costs to complete a feasibility study on the project. If after earning its 50% interest, Noranda elects not to proceed with a feasibility study, the Company has the option to acquire Noranda's interest for $3 million. After having earned its 50% interest, Noranda has the right to delay its decision to proceed with a feasibility study for up to 3 years by either spending $1.25 million per year on the property or making payments to the Company which would total $1.5 million over the three-year period.

     e)   QUARTZ MOUNTAIN
          In 2001, the Company purchased a 100% interest in mineral claims in Lake County, Oregon. The vendor retained a 1% net smelter royalty interest on unpatented claims acquired and there is a 0.5% net smelter royalty interest to an unrelated third party as a finder's fee. In October 2003, the Company optioned a 50% interest in the Quartz Mountain project in Oregon, USA to Quincy Resources Inc. The current gold resource known on the property is excluded from the agreement. The terms of the agreement require Quincy to incur US$1.5 million in exploration and issue 250,000 of its shares in stages by October 2008. Quincy can earn a further 12.5% interest in the project by funding a feasibility study and issuing a further 250,000 of its shares to the Company. If after earning its 50% interest, Quincy elects not to proceed with a feasibility study, the Company has the option to acquire Quincy's interest for US$750,000. In 2003, the Company received the first payment of 50,000 shares of Quincy valued at $13,100 which amount was shown as a recovery of mineral interests and the investment is included in marketable securities on the balance sheet.

     f)   RED MOUNTAIN
          In 2001, the Company purchased a 100% interest in an array of assets associated with mineral claims in the Skeena Mining Division, British Columbia, together with related project data and drill core, an owned office building and a leased warehouse, various mining equipment on the project site, and a mineral exploration permit which is associated with a cash reclamation deposit of $1 million.

          The Company assumed all liabilities associated with the array of assets acquired, including all environmental liabilities, all ongoing licensing obligations and ongoing leasehold obligations including net smelter royalty obligations on certain mineral claims ranging from 2.0% to 6.5% as well as an annual minimum royalty payment of $50,000.

     g)   COURAGEOUS LAKE
          In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited ("the Vendors") for US$2.5 million. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

          The Vendors were granted a 2% net smelter royalty interest in the project. In addition, the Company must: (i) pay the Vendors US$1.5 million when the spot price of gold closes at or above US$360 per ounce for 10 consecutive days (Paid in March 2003), and pay the Vendors US$1.5 million when the spot price of gold closes at or above US$400 per ounce or a production decision is made at Courageous Lake, whichever is earlier. The US$400 per ounce was reached in December 2003 and consequently the amount payable was accrued in the accounts of the Company at December 31, 2003 and the payment was made in February 2004.

     h)   PACIFIC INTERMOUNTAIN GOLD INC.
          The Company and PIGCO acquired approximately 30 claim blocks in Nevada, USA in 2002.

          A 50% interest in one property, Thunder Mountain, was optioned to a third party in 2002. The optionee paid US$25,000 in cash and issued 250,000 of its shares and must spend US$1.5 million in exploration over a three year period and issue PIGCO 500,000 common shares on or before the first anniversary and 750,000 on or before the second anniversary. At the completion of the earn-in, a 50-50 joint venture will be formed with the optionee as operator. In 2003, the agreement was amended with the Clifford property being added to the agreement and the 500,000 shares being payable in 2004.

     i)   OTHER NEVADA PROJECTS
          In 2003, the Company wrote off the acquisition costs and deferred exploration costs associated with the Tobin Basin projects, which totalled $342,151, as the exploration results did not warrant further work and the property was abandoned.

4.   RECLAMATION DEPOSITS AND PROVISIONS FOR RECLAMATION LIABILITIES
     The balance in reclamation deposits represents the Company's interest in Canadian bank term deposits which are held for the benefit of the Province of British Columbia until released or applied to reclamation costs which may arise in the future. Interest earned is paid to the Company. During 2001, a deposit of $225,000 was made in respect of the Kerr-Sulphurets gold project and a deposit of $1 million was transferred to the Company's name for the Red Mountain project. A corresponding reclamation provision of $1 million has been created as an estimation of any potential future reclamation costs. This reclamation provision is an estimate, and therefore the provision is subject to changes in regulatory requirements and other external factors. During 2003, a reclamation provision of US$146,000 (CDN$189,289) was made on the Grassy Mountain property. The corresponding reclamation deposit is in the process of being finalized and deposited with the regulatory authorities.

5.   CONVERTIBLE DEBENTURES
     A $2 million debenture was issued on November 29, 2001 with a four-year term maturing November 28, 2005. The debenture was secured by a general charge on the assets of the Company, bore interest at 5% per annum and, at the option of the holder, can convert to common shares of the Company at the exercise price of $0.75 per share. Interest for the first two years is to be accrued and added to the principal amount. The Company had the option to force conversion of the debentures into common shares if certain share price and trading volume thresholds are met. On November 29, 2002, the Company elected to force conversion of the $2 million debenture plus accrued interest of $102,535. The Company issued a total of 2,803,380 shares.

     An $800,000 debenture was issued on April 11, 2002 with a four-year term maturing April 10, 2006. The debenture was secured by a general charge on the assets of the Company, bore interest at 5% per annum and, at the option of the holder, was convertible into common shares of the Company at the exercise price of $0.80 per share for the first two years, $0.90 per share in year three and $1.00 per share in year four. Interest for the first two years was accrued and added to the principal amount. The Company had the option to force conversion of the debentures into common shares if certain share price and trading volume thresholds are met. In April 2003, the debenture including accrued interest totalling $841,018 was converted into 1,051,272 common shares of the Company.

6.   MINORITY INTEREST
     During 2002, the Company and an unrelated party incorporated Pacific Intermountain Gold Inc. ("PIGCO"). The Company funded PIGCO's share capital of $755,000 and received a 75% interest. The other party provided the exclusive use of an exploration database and received a 25% interest. The value associated with the use of this database, being the minority interest in PIGCO at December 31, 2002 was charged to operations as Pacific Intermountain Gold exploration. Subsequent to 2002, funding which was for deferred exploration expenditures has been by way of loans to PIGCO.

7.   SHAREHOLDERS' EQUITY

      (a) SHARE CAPITAL
      ----------------------------------------------------------------------------------------------------------------
                                                                                       SHARES                AMOUNT
      ----------------------------------------------------------------------------------------------------------------
      Authorized
           Unlimited number of common shares without par value; unlimited number of preference shares
      ----------------------------------------------------------------------------------------------------------------
      Issued - Common shares
      ----------------------------------------------------------------------------------------------------------------

           Balance, December 31, 2000                                           11,502,366         $    14,569,346
            Issued during year
                For cash, exercise of stock options                                591,667                 212,600
                For cash, exercise of warrants                                   1,296,666                 778,000
                For mineral properties                                           1,000,000                 750,000
      ----------------------------------------------------------------------------------------------------------------
                                                                                 2,888,333               1,740,600
      ----------------------------------------------------------------------------------------------------------------
            Allotted and subsequently issued, for mineral properties:
                Quartz Mountain gold project                                       300,000                 150,000
                Red Mountain gold project                                          840,000                 378,000
      ----------------------------------------------------------------------------------------------------------------
                                                                                 1,140,000                 528,000
      ----------------------------------------------------------------------------------------------------------------
           Balance, December 31, 2001                                           15,530,699              16,837,946
           Issued during year
                For cash, exercise of stock options                                610,000                 384,750
                For cash, exercise of warrants                                   1,110,834               1,453,418
                For cash, private placement                                      3,200,000               5,104,000
                Convertible debenture and interest                               2,803,380               2,102,535
                Value of share purchase warrants exercised                               -                  71,975
      ----------------------------------------------------------------------------------------------------------------
                                                                                 7,724,214               9,116,678
      ----------------------------------------------------------------------------------------------------------------
           Balance, December 31, 2002                                           23,254,913              25,954,624
           Issued during year
                For cash, exercise of stock options                                 91,100                  87,520
                For cash, exercise of warrants                                   1,797,500               3,465,250
                For cash, private placements                                     1,390,000               3,734,875
                Convertible debenture and interest                               1,051,272                 841,018
                Value of share purchase warrants and stock options                       -                 386,975
                exercised
      ----------------------------------------------------------------------------------------------------------------
                                                                                 4,329,872               8,515,638
      ----------------------------------------------------------------------------------------------------------------
           Balance, December 31, 2003                                           27,584,785         $    34,470,262
      ================================================================================================================


     In June 2003, the Company completed a private placement consisting of 1,025,000 units for gross proceeds of $2,306,250. Each unit consisted of one common share and half a share purchase warrant. Each whole share purchase warrant is exercisable at $2.50 for one year and at $3.00 in the second year. The warrants were valued at $179,375 which amount has been included in the share purchase warrant account on the balance sheet.

     In November and December 2003, the Company completed two private placement flow-through financings. The first was for 240,000 common shares with proceeds of $1,008,000 and the second was for 125,000 common shares with proceeds of $600,000. Under the terms of the financings, the Company will renounce to the investors the Canadian Exploration Expenses ("CEE") incurred with the proceeds of the financings. The balance of funds not spent by December 31, 2003 has been set-aside on the balance sheet as Cash for Exploration Expenditures. The CEE was renounced to the investors in February 2004.

     (b)STOCK OPTIONS OUTSTANDING

     The Company provides compensation to directors, employees and consultants in the form of stock options. In August 2002 the Company announced a new stock option plan for directors and senior management. New option grants to directors and senior management are subject to a two-tiered vesting policy designed to better align option compensation with the interests of shareholders.

     Pursuant to this new policy, in August 2002 the Board granted 600,000 options to senior management in lieu of market rate salaries. These option grants require a $6.00 share price for 10 successive days for the first third to vest, a $9.00 share price for the second third and a $12.00 share price for the final third. Once the share price has met the first test, the Company's share price performance must exceed the Toronto Stock Exchange Canadian Gold Index by more than 20% over the preceding six months or these options will be cancelled. No expense has been recognized on these options during the year, as the probability of meeting the above vesting criteria remains uncertain. Compensation expense will be recognized once the vesting criteria are thought to be probable. No options have been exercised at December 31, 2003

     The fair value of the options granted is estimated on the dates of grant using a Black-Scholes option-pricing model with the following assumptions:

                                                    2003           2002
                                                    ----           ----
            Dividend yield                           Nil            Nil
            Expected volatility                      50%            52%
            Risk free rate of return                4.0%           4.4%
            Expected life of options             3 years      3-5 years

     Weighted average fair value of options granted during the year which were not subject to the two-tiered vesting criteria (110,000 options in total), was $1.20 per option granted, resulting in an expense totaling $131,571. These options vested immediately upon granting.

     A summary of the status of the plans at December 31, 2003 and changes during the years are presented below:

                                                                 WEIGHTED AVERAGE
                                                     SHARES       EXERCISE PRICE        AMOUNT
        -----------------------------------------------------------------------------------------
        Outstanding at December 31, 2000            1,073,000       $0.52            $       -
        Granted                                       905,667        0.52                    -
        Exercised                                   (591,667)        0.41                    -
        Cancelled                                    (50,000)        0.75                    -
        -----------------------------------------------------------------------------------------
        Outstanding at December 31, 2001            1,337,000        0.69                    -
        Granted                                     1,233,000        2.17              520,320
        Exercised                                   (610,000)        0.63                    -
        -----------------------------------------------------------------------------------------
        Outstanding at December 31, 2002            1,960,000        1.64              520,320
        Granted                                       110,000        3.19              131,571
        Exercised                                    (91,100)        0.96             (41,950)
        -----------------------------------------------------------------------------------------
        OUTSTANDING AT DECEMBER 31, 2003            1,978,900       $1.66            $ 609,941
        =========================================================================================





           NUMBER OF SHARES           OPTION             EXPIRY DATE
                                     PRICE PER
                                       SHARE
       ----------------------------------------------------------------------
              45,000                   $0.67            December 7, 2004
               5,000                   $0.60            January 10, 2005
             120,000                   $1.00            February 21, 2005
              75,000                   $0.75            September 18, 2005
             348,900                   $0.70            May 17, 2006
              72,000                   $0.70            May 28, 2006
              33,333                   $0.60            June 12, 2006
              16,667                   $0.60            August 13, 2006
              50,000                   $0.60            November 5, 2006
              10,000                   $0.60            January 28, 2007
              78,000                   $0.88            February 17, 2007
              40,000                   $2.63            May 30, 2007
             340,000                   $2.90            July 1, 2007
             625,000                   $2.20            August 19, 2007
              10,000                   $2.58            December 18, 2007
              15,000                   $2.08            June 3, 2008
              45,000                   $2.85            August 12, 2008
              50,000                   $3.82            October 28, 2008
       ----------------------------------------------------------------------
           1,978,900                   $1.66
       ======================================================================



     At December 31, 2003 there were 1,978,900 options exercisable at prices ranging from $0.60 to $3.82 each.

     (c) SHARE PURCHASE WARRANTS
         The Company's movement in share purchase warrants is as follows:


                                                                   WEIGHTED AVERAGE
                                        NUMBER OF WARRANTS          EXERCISE PRICE            AMOUNT
      -------------------------------------------------------------------------------------------------
      Balance at December 31, 2000             2,000,000                 $ 0.83         $         -
      Issued for cash                                                      1.69             100,500
                                                700,000
      Exercised                                                            0.60                   -
                                             (1,296,666)
      -------------------------------------------------------------------------------------------------
      Balance at December 31, 2001            1,403,334                    1.47             100,500
      Issued for cash                         1,600,000                    1.90             336,000
      Exercised                                                            1.31             (71,975)
                                             (1,110,834)
      -------------------------------------------------------------------------------------------------
      Balance at December 31, 2002            1,892,500                    1.93             364,525
      Issued for cash                                                      2.50             179,375
                                                512,500
      Exercised                                                            1.93            (344,575)
                                             (1,797,500)
      Expired                                                              1.90             (19,950)
                                                (95,000)
      -------------------------------------------------------------------------------------------------
      BALANCE AT DECEMBER 31, 2003              512,500                  $ 2.50         $   179,375
      =================================================================================================


     At December 31, 2003 the outstanding share purchase warrants were as follows:


             NUMBER OF SHARE PURCHASE
                    WARRANTS                WARRANT PRICE/SHARE             EXPIRY DATE
          ----------------------------------------------------------------------------------
                    512,500                    $ 2.50-$3.00                 June 18, 2005


          These warrants were issued as part of the private placement in June 2003. The warrants are exercisable at $2.50 each in year one and at $3.00 each in year two.

8.   RELATED PARTY TRANSACTIONS
     a) During the year, a private company controlled by a director of the Company was paid $27,447 (2002 - $31,360, 2001 - $nil) for technical services provided by his company related to the mineral properties.
     b) During the year, a private company controlled by a second director was paid $60,000 (2002 - $40,000, 2001 - $nil) for consulting services rendered.
     c) Effective July 1, 2003, the Company commenced compensating outside directors at the rate of US$15,000 each per annum. Accordingly, in these financial statements $49,000 has been expensed for 2003.

9.   FINANCIAL INSTRUMENTS
     The fair value of the Company's cash and cash equivalents and short term deposits, cash for exploration expenditures, accounts receivable, reclamation deposits and accounts payable and accruals at December 31, 2003 and December 31, 2002 is estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

10.  INCOME TAXES
     The Company has accumulated losses for tax purposes of approximately $5,382,000 which expire in various years to 2010 as follows:

              2004                   $        198,000
              2005                            139,000
              2006                             41,000
              2007                            231,000
              2008                            423,000
              2009                          2,165,000
              2010                          2,185,000
              ---------------------------------------
                                     $      5,382,000
              =======================================


     Future income tax assets and liabilities are recognized for temporary differences between the carrying value of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

     Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

                                                                2003              2002             2001
                                                       --------------------------------------------------
      Future income tax assets
           Temporary differences in mineral interests   $     766,000    $    1,149,000    $    1,752,000
           Net tax losses carried forward                   2,123,000         1,288,000           586,000
      ---------------------------------------------------------------------------------------------------
                                                            2,899,000         2,437,000         2,338,000

      Valuation allowance for future income tax                                                (2,338,000)
      assets                                               (2,899,000)       (2,437,000)
      ---------------------------------------------------------------------------------------------------
      Future income tax assets, net                     $           -    $            -    $            -
      ===================================================================================================


     The income tax recovery varies from the amounts that would be computed by applying the basic federal and provincial income tax rates aggregating to 40.0% (2001 - 41.0%, 2000 - 44.0%) as follows:

                                                                2003              2002             2001
                                                       --------------------------------------------------
      Statutory rate applied to loss for year           $     535,000    $      652,000    $      187,000
      Non taxable items                                      (195,000)         (284,000)              -
      Valuation allowance                                    (340,000)         (368,000)         (187,000)
      ---------------------------------------------------------------------------------------------------
                                                        $           -    $            -    $          -
      ===================================================================================================


11. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the U.S. Securities and Exchange Commission. The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP:

     Statements of operations:

                                                                2003              2002             2001
     ----------------------------------------------------------------------------------------------------

      Loss for the period - Canadian GAAP               $  (1,338,272)   $   (1,630,250)   $     (456,349)
      Mineral interests prior to the establishment         (2,502,480)       (1,072,837)         (619,553)
           of proven and probable reserves (a)
      Amortization of acquisition costs (a)                (1,020,036)         (319,690)          (68,632)
      Amortization of option payments (a)                    (473,280)         (322,915)         (274,906)
      Stock based compensation (b)                                 --                --          (277,669)
      Minority interest (c)                                    79,250           109,394                 --
      ----------------------------------------------------------------------------------------------------
                                                        $  (5,254,818)   $   (3,236,298)   $   (1,697,109)
      ====================================================================================================

      Loss per share - U.S. GAAP, Basic and diluted     $       (0.20)   $        (0.20)   $        (0.13)
      ===================================================================================================



       Statements of cash flows:

                                                   CANADIAN GAAP                              U.S. GAAP
                                             2003         2002          2001           2003          2002         2001
      ---------------------------------------------------------------------------------------------------------------------

      Cash used in operating activities  $  (701,322)  $  (982,269)  $  (276,333)  $(3,393,091)  $(2,055,106)  $  (895,886)
      Cash used in investing activities  $(6,093,797)  $(8,600,551)  $(3,275,563)  $(3,402,028)  $(7,527,714)  $(2,656,010)
      =====================================================================================================================


       Balance sheets:

                                                        CANADIAN GAAP                 U.S. GAAP
                                                       2003          2002          2003          2002
      ----------------------------------------------------------------------------------------------------
      Mineral interests - unproven (a)           $ 16,634,873    $ 9,018,370    $ 9,522,097    $ 5,901,390
      Minority interest                          $    188,644    $   188,644              -    $    79,250
                                                                                          -
      Shareholders' equity                       $ 19,153,534    $12,052,197    $12,132,203    $ 9,044,611
      ====================================================================================================


     (a)  Mineral interests:
          Under United States GAAP, acquisition costs associated with mining interests are classified according to the land tenure position and the existence of proven and probable reserves as defined under Industry Guide 7.

          Under United States GAAP costs associated with owned mineral claims and mining leases are classified as definite life intangible assets and amortized over the period of intended use or until proven and probable reserves are established ranging from four to eleven years at which point amortization is provided on the unit of production basis. These assets are tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Under Canadian GAAP the unit of production basis of amortization is acceptable prior to the establishment of proven and probable reserves resulting in no amortization during the exploration and development phase.

          Under United States GAAP, costs associated with options to acquire mineral claims and mining leases are regarded as having a finite life expiring over the term of the option agreement and are not a component of the acquisition cost. Under Canadian GAAP the option payments are regarded as part of the acquisition cost and are deferred until the option is exercised when they are reclassified depending on the ownership position acquired or charged to operations if the option is not exercised.

          Under United States GAAP, exploration expenditures relating to mining interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves must be expensed as incurred. Under Canadian GAAP these costs may be deferred.

     (b)  Stock-based compensation:
          Beginning in 1996, United States GAAP allows, but does not require companies to record compensation cost for stock plans at fair value. The Company has chosen to account for all stock-based compensation using the fair value method. Under Canadian GAAP, these options are accounted for at their intrinsic value for the periods presented. Effective January 1, 2002, the Company began accounting for its stock options under Canadian GAAP using the fair value method.

     (c)  Minority interest:
          Under United States GAAP the minority interest recognized in respect of "PIGCO" is nil at December 31, 2003. The US GAAP net assets of "PIGCO" are reduced compared to the net assets under Canadian GAAP due to the write off of exploration expenditures and the amortization of acquisition expenditures (as explained in (a) above).

     (d)  Flow-through Shares
          Under United States GAAP when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the shares. The shareholders' equity is reduced and a liability is recognized for this difference which amounted to $97,200 for the flow-through shares issued in 2003.

     (e)  Impact of recent United States Accounting Pronouncements:
          In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143"). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company has adopted SFAS No. 143 on January 1, 2003. The impact was not material to the financial statements.

          In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company adopted SFAS No. 144 on January 1, 2002 and there has been no significant impact.

          In July 2002, the FASB released SFAS No 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 requires that a liability be recognized for costs associated with exit or disposal activities only when the liability is incurred, that is, when it meets the definition of a liability under the FASB's conceptual framework. SFAS 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities and provides additional guidance for the recognition and measurement of certain costs that are often associated with exit or disposal activities. These costs are one-time termination benefits, contract termination benefits, and other associated costs. The statement is effective for exit and disposal activities initiated after December 31, 2002.

          In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" which requires guarantees to be recorded and certain disclosures to be made by a guarantor in its financial statements. The Company does not believe it will be affected by this pronouncement because it has no guarantees.

          In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities". This standard will require that certain entities (referred to as "variable interest entities") will have to be consolidated in the future. The Company does not believe it will be affected by this pronouncement because it has no variable interest entities.

                              CORPORATE INFORMATION


DIRECTORS
---------

James S. Anthony
Chairman and Director

A. Frederick Banfield
Director

William M. Calhoun
Director

Vahid Fathi
Director

Henry Z. Fenig
Director

Louis J. Fox
Director

Rudi P. Fronk
President, Chief Executive Officer
and Director

STOCK EXCHANGE LISTINGS
-----------------------

TSX Venture Exchange, symbol: "SEA"
American Stock Exchange, symbol: "SA"

CUSIP Number 811916105

HEAD OFFICE
-----------

Seabridge Gold Inc.
Suite 300, 172 King Street East
Toronto, Canada M5A 1J3
Phone: 416 367 9292
Fax: 416 367 2711
E-mail: info@seabridgegold.net
Website: www.seabridgegold.net

OFFICERS AND SENIOR MANAGEMENT
------------------------------

Rudi P. Fronk
President and Chief Executive Officer

William E. Threlkeld
Senior Vice President

Roderick Chisholm
Director of Finance and Corporate Secretary

Eliseo Gonzalez-Urien
Senior Technical Advisor

Gloria M. Trujillo
Assistant Corporate Secretary

INVESTOR RELATIONS
------------------

Rudi P. Fronk
Phone: 416 367 9292
E-mail: rudi@seabridgegold.net

REGISTRAR AND TRANSFER AGENT
----------------------------

Computershare Investor Services, Inc.
100 University Avenue
9th Floor, North Tower
Toronto, Canada M5J 2Y1

AUDITORS
--------

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
P.O. Box 31, Stn. Commerce Court
Toronto, Canada M5L 1B2

LEGAL COUNSEL
-------------

DuMoulin Black
Barristers & Solicitors
10th Floor, 595 Howe Street
Vancouver, Canada V6C 2T5

                               SEABRIDGE GOLD INC.
                         Suite 300, 172 King Street East
                             Toronto, Canada M5A 1J3
                               Phone: 416 367 9292
                                Fax: 416 367 2711

                         E-mail: info@seabridgegold.net
                         Website: www.seabridgegold.net